UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2014

VOLCANO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-52045	33-0928885
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3721 Valley Centre Drive, Suite 500 San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 16, 2014, Volcano Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Philips Holding USA Inc., a Delaware corporation (“Parent”), and Clearwater Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Parent is a wholly owned subsidiary of Koninklijke Philips N.V. (Royal Philips), a corporation organized under the laws of The Netherlands (“Philips”), and Philips has guaranteed the obligations of Parent and Purchaser under the Merger Agreement. The board of directors of the Company has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than December 30, 2014 to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share, including any associated rights to purchase capital stock issued pursuant to the Rights Agreement (defined below) (the “Shares”) at a purchase price of $18.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes. The Offer will expire at midnight Eastern Time 20 business days following the commencement of the Offer, subject to extension in certain circumstances (including if required regulatory approvals have not been obtained by the scheduled expiration date).

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares that the Company may be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Options (defined below) and Company warrants), from which the Company has received notices of exercise or conversion prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Options, Company warrants and convertible securities) (the “Minimum Condition”) and (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain foreign antitrust laws. The consummation of the Offer is not subject to any financing condition.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than shares held by the Company, Parent, Purchaser, any subsidiary of the Company or Parent or by stockholders of the Company who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding of taxes.

Pursuant to the Merger Agreement, each Company stock option (“Option”) that is then outstanding as of immediately prior to the Offer Acceptance Time (defined below) shall accelerate and become fully vested and exercisable effective immediately prior to the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Option that is then outstanding and unexercised shall be cancelled and be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option. Each Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time and shall cease to exist without entitling the holder thereof to receive any payment before or after the Effective Time.

Pursuant to the Merger Agreement, each Company restricted stock unit award (“RSU”) that is then outstanding as of immediately prior to the Offer Acceptance Time shall become fully vested effective immediately prior to the Offer Acceptance Time. In lieu of an issuance of Shares in settlement of such vested RSUs, as of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each RSU shall be cancelled and converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested RSUs immediately prior to the Effective Time and (ii) the Merger Consideration.

Following the completion of the Offer, if the other conditions to the consummation of the Merger set forth in the Merger Agreement have been satisfied, the Merger will become effective on the date on which the Purchaser first accepts for payment such number of Shares validly tendered and not properly withdrawn as satisfies the Minimum Condition (the “Offer Acceptance Time”), in accordance with and subject to the Delaware General Corporation Law and without a meeting of the Company’s stockholders.

The Merger Agreement includes representations and warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company has also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Merger Agreement includes a remedy of specific performance for the Company, Parent and Purchaser. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Company will be required to pay a termination fee of $29 million (approximately 3.0% of the equity value of the transaction) (the “Termination Fee”). A superior offer is an unsolicited, bona fide written proposal pursuant to which a third party would acquire 80% or more of the voting power of the Company on terms that the board of directors of the Company determines in its good faith judgment (after consultation with its outside legal counsel and financial advisor) to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably likely to be completed on the terms proposed taking into account relevant factors. Any such termination of the Merger Agreement by the Company is subject to certain conditions, including the Company’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of the Company in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, payment of the Termination Fee by the Company and the execution of a definitive agreement by the Company with such third party.

Amendment to Rights Agreement

In connection with the Company’s entry into the Merger Agreement, the Company and American Stock Transfer & Trust Company (“AST”) entered into Amendment No. 1 to Rights Agreement, dated December 16, 2014 (the “Rights Amendment”), amending the Rights Agreement, dated June 20, 2006, by and between the Company and AST, as rights agent (as amended, the “Rights Agreement”). The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement to occur without triggering any distribution or other adverse event to Parent or its affiliates under the Rights Agreement. In particular, (i) none of Purchaser or any of its stockholders nor any of their respective affiliates shall become an Acquiring Person (as defined in the Rights Agreement) as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, (ii) a Stock Acquisition Date (as defined in the Rights Agreement) and a Distribution Date (as defined in the Rights Agreement) shall not occur as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, (iii) the rights under the Rights Agreement will not separate from the Company’s common stock as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby and (iv) the rights under the Rights Agreement will expire upon the Offer Acceptance Time.

Additional Information

The foregoing descriptions of the Merger Agreement and the Rights Amendment are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference, and the Rights Amendment, which is attached as Exhibit 99.1 to this report and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances at the time they were made or otherwise. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the offer to purchase, and the solicitation/recommendation statement on Schedule 14D-9 that will be filed by Purchaser and the Company, respectively, with the Securities and Exchange Commission (“SEC”) in connection with the Offer, as well as in the Company’s other public filings.

Item 3.03.	Material Modification to Rights of Security Holders.

As described above, the Company and AST have entered into the Rights Amendment. The material terms of this transaction are described in Item 1.01, under the heading of “Amendment to Rights Agreement” above and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Number	Description
2.1*	Agreement and Plan of Merger, dated as of December 16, 2014, by and among Volcano Corporation, Philips Holding USA Inc. and Clearwater Merger Sub, Inc.

4.1	Amendment No. 1 to Rights Agreement, dated June 20, 2006, by and between Volcano Corporation and American Stock Transfer & Trust Company, dated December 16, 2014.

*	Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Notice to Investors

This report is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company stock. Purchaser has not commenced the tender offer for shares of Company stock described in this report. Upon commencement of the tender offer, Purchaser will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Forward Looking Statements

This report may contain forward-looking statements. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including the possibility that required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the possibility that the transaction may not be timely completed, if at all; and the possibility that, prior to the completion of the transaction, if at all, the Company’s business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 and subsequent quarterly and current reports on Forms 10-Q and 8-K. These forward-looking statements reflect the Company’s expectations as of the date of this report. The Company undertakes no obligation to update the information provided herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLCANO CORPORATION

By:	/s/ John T. Dahldorf
Name:	John T. Dahldorf
Title:	Chief Financial Officer

Dated: December 17, 2014

Exhibit Index

Number	Description
2.1*	Agreement and Plan of Merger, dated as of December 16, 2014, by and among Volcano Corporation, Philips Holding USA Inc. and Clearwater Merger Sub, Inc.

4.1	Amendment No. 1 to Rights Agreement, dated June 20, 2006, by and between Volcano Corporation and American Stock Transfer & Trust Company, dated December 16, 2014.

*	Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.